Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS FIRST QUARTER 2012 RESULTS

 - First Quarter 2012 Revenues Increase to $41.8 Million –

- First Quarter Americas Revenues Increase 11 Percent -

- First Quarter GAAP and Non-GAAP EPS $0.01 and $0.06, Respectively –

YOQNEAM, Israel, May 8, 2012 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2012.

Revenues were $41.8 million in the first quarter of 2012, a 5 percent increase from $40.0 million in the first quarter of 2011.  Gross margin on a GAAP basis in the first quarter of 2012 was 75.6 percent, compared to 76.8 percent in the first quarter of 2011.  Gross margin on a non-GAAP basis in the first quarter of 2012 was 76.2 percent, compared to 77.7 percent in the first quarter of 2011.  The decline in gross margin was primarily due to a different product and geographic mix.

Non-GAAP operating profit was $2.1 million, compared to $3.9 million in the first quarter of 2011.  Research and development expenses in the first quarter of 2012 include $2.2 million in costs related primarily to PillCam Colon 2 pivotal clinical trials in the U.S. and Japan. In the same quarter of last year, the total cost of clinical trial amounted to $0.8 million. On a GAAP basis, net income for the first quarter of 2012 was $0.2 million, or $0.01 per share, compared to $0.7 million, or $0.02 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the first quarter of 2012 was $1.8 million, or $0.06 per share on a fully diluted basis, compared to $3.0 million, or $0.10 per share on a fully diluted basis, in the first quarter of 2011.  A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on March 31, 2012 totaled $105 million.

“We achieved record revenue of $41.8 million in the first quarter of 2012, driven by a solid 11 percent increase in revenue in the Americas region.  This increase partially compensated for relatively weak sales in southern Europe and Japan. During the quarter we continued to advance our PillCam COLON 2 pivotal clinical trials in the U.S and Japan and we are very pleased that the enrollment and capsule ingestion phases of these trials are complete.  We are on target to conclude these trials by June,"  said Homi Shamir, president and CEO, Given Imaging Ltd. "Our investment in the PillCam COLON 2 trials is reflected in our bottom line results for the quarter.  We continue to be confident that we will realize our financial goals for 2012."

First Quarter 2012 Revenue Analysis
Revenues in the Americas region in the first quarter of 2012 increased by 11 percent to $26.7 million from $24.1 million in the same period last year.  Revenues in the EMEA region decreased by 3.5 percent to $10.8 million compared to $11.2 million in the same period last year due to lower PillCam sales in the southern European countries.  APAC revenues decreased by 10 percent to $4.2 million, compared to $4.7 million in the same period in 2011.  The decrease was primarily due to lower sales in Japan, which are expected to be stronger in the second quarter.

Worldwide PillCam SB sales increased 4 percent and amounted to 56,400 capsules in the first quarter of 2012, compared to 54,200 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 33,700 capsules, a 1 percent increase compared to 33,400 capsules in the first quarter last year.  PillCam SB sales in the EMEA region increased by 0.6 percent to 15,100 capsules, compared to 15,000 capsules in the first quarter of 2011, while PillCam SB sales in the APAC region increased by 32 percent to 7,700 capsules, compared to 5,900 capsules in the same period in 2011.

Worldwide sales of functional diagnostics products increased by 28 percent to $12.6 million in the first quarter of 2012 compared to $9.8 million in the same period last year.  In the Americas region, functional diagnostics products revenue increased 36% in the first quarter of 2012 to $10 million compared to $7.3 million in the same period last year.  Functional diagnostics revenue in the EMEA region increased by 4 percent to $1.9 million, while revenue in the APAC region decreased 3 percent to $700,000.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

Recent Developments

PillCam COLON

•	Completion of Capsule Ingestion Phase of U.S. and Japan PillCam COLON Pivotal Trials

More than 850 individuals in the U.S. PillCam COLON 2 pivotal trial and 72 individuals in the Japan trial have completed the ingestion phase of these trials.

•	Publication of COLON Capsule Endoscopy Guidelines

In March, the company announced publication of guidelines that provide physicians with a framework for using PillCam COLON 2 in daily clinical practice. The guidelines which were commissioned by the European Society of Gastrointestinal Endoscopy (ESGE) are available online and in the May edition of Endoscopy, the official journal of the ESGE.

•	First Colon Capsule Endoscopy Center of Excellence

Given Imaging designated the Policlinico Agostino Gemelli in Rome, Italy, as the first Colon Capsule Endoscopy Center of Excellence in the world. Policlinico A. Gemelli is part of the medical school of the Universita Cattolica del Sacro Cuore, the largest private university in Italy.

PillCam SB

•	PillCam SB Expanded Indications

Japan's Ministry of Health, Labor and Welfare (MHLW) cleared the PillCam Patency Capsule for use with PillCam SB and expanded the indications for use of the PillCam SB video capsule for patients with known or suspected small bowel disease, including the visualization and diagnosis of Crohn's disease.

Conference Call / Webcast Information

U.S. Call / Webcast

Given Imaging will host a conference call on Wednesday, May 9, 2012 at 9:00am ET, 4:00pm Israel time to discuss first quarter 2012 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 1-877-675-4751; Israel, 1-80-925-8243.  Callers in other countries should dial 719-325-4774. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until May 23, 2012, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 9412947.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon, industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Brazil and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended March 31, 2012 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period
ended March 31, 2012

Compensation expenses	$-	$158	$229	$1,042	$-	$1,429
Sierra PPA	237	-	81	-	(127)	191
Total	$237	$158	$310	$1,042	$(127)	$1,620

Three month period
ended March 31, 2011

Compensation expenses	$-	$82	$561	$1,394	$-	$-	$ 2,137
Sierra PPA	237	-	81	-	-	(127)	191
Total	$237	$82	$642	$1,394	$-	$(127)	$ 2,328

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended March 31, 2012 and 2011
Condensed, in thousands except share and per share data

		Specified	Non
Three months ended March 31, 2012	GAAP	Items (*)	GAAP
Gross profit	$31,646	$237	$31,883
Research and Development, net	6,744	(158)	6,586
Sales and Marketing	18,763	(310)	18,453
General and administrative	5,637	(1,042)	4,595
Income tax expense	624	127	751
Net income attributable to shareholders	$201	$1,620	$1,821

Three months ended March 31, 2011		Specified	Non
	GAAP	Items (*)	GAAP
Gross profit	$30,702	$237	$30,939
Research and Development, net	5,461	(182)	$5,279
Sales and Marketing	17,249	(642)	16,607
General and administrative	6,522	(1,394)	5,128
Income tax expense	592	127	719
Net income attributable to shareholders	$677	$2,328	$3,005
(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31,	December 31,
	2012	2011
Assets

Current assets
Cash and cash equivalents	$33,859	$24,285
Short-term investments	42,144	64,762
Accounts receivable:
Trade (Net of provisions for doubtful debts of $ 433
and $311 as of March 31, 2012 and December 31,
2011, respectively)	29,436	32,406
Other	3,904	5,259
Inventories	23,870	22,921
Prepaid expenses	2,225	1,207
Deferred tax assets	2,418	1,538
Advances to suppliers	1,379	1,373

Total current assets	139,235	153,751

Assets held for employee severance payments	7,389	6,854

Marketable Securities	28,745	16,003

Non-current Inventory	4,449	4,926

Other Long Term Assets	1,851	1,266

Fixed assets, at cost, less accumulated depreciation	12,166	12,301

Intangible assets, less accumulated amortization	28,742	29,075

Goodwill	24,089	24,089

Total Assets	$246,666	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31,	December 31,
	2012	2011
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$97	$139
Accounts payable:
Trade	8,038	8,081
Other	23,891	28,397
Deferred income	533	521
Total current liabilities	32,559	37,138

Long-term liabilities
Obligation under capital lease, net	112	120
Liability in respect of employees’ severance payments	8,189	7,720
Deferred tax liabilities	5,235	5,362
Total long-term liabilities	13,536	13,202
Total liabilities	46,095	50,340

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 30,724,435 and 30,448,838 shares
issued and fully paid as of March 31, 2012 and
December 31, 2011, respectively)	363	359
Additional paid-in capital	211,600	208,838
Capital reserve	1,591	2,051
Accumulated other comprehensive loss	(455)	(885)
Accumulated deficit	(12,528)	(12,729)
Total shareholders' equity	200,571	197,634
Non-controlling interest	-	291
Total Equity	200,571	197,925

Total liabilities and equity	$246,666	$248,265

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2012	2011	2011
Revenues	$41,839	$39,969	$177,955
Cost of revenues	(10,193)	(9,267)	(41,466)

Gross profit	31,646	30,702	136,489

Operating expenses
Research and development, gross	(7,156)	(5,773)	(26,129)
Government grants	412	312	1,113
Research and development, net	(6,744)	(5,461)	(25,016)

Sales and marketing	(18,763)	(17,249)	(75,014)
General and administrative	(5,637)	(6,522)	(23,078)
Other, net	(101)	(17)	(397)

Total operating expenses	(31,245)	(29,249)	(123,505)

Operating income	401	1,453	12,984
Financing income (expense), net	331	(96)	1,343

Income before taxes on income	732	1,357	14,327
Income tax expense	(624)	(592)	(2,158)

Net income	108	765	12,169

Net loss (income) attributable to non-controlling interest	93	(88)	(191)
Net income attributable to shareholders	$201	$677	$11,978

Net change in respect of available for sale securities	430	(1)	(980)
Total comprehensive income attributable to shareholders	$631	$676	$10,998

Total comprehensive income (loss) attributable to non-controlling interest	(93)	88	191
Total comprehensive income	$538	$764	$11,189

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.01	$0.02	$0.40

Diluted Earnings attributable to shareholders per Ordinary Share	$0.01	$0.02	$0.39

Weighted average number of Ordinary Shares used
to compute basic Earnings per Ordinary share	30,579,090	29,434,741	30,212,787

Weighted average number of Ordinary Shares used
to compute diluted Earnings per Ordinary share	31,477,929	30,356,969	31,089,499

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2012	2011	2011
Cash flows from operating activities:
Net income	$108	$765	$12,169

Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:

Depreciation and amortization	1,996	1,998	8,296
Deferred tax assets	(880)	(26)	100
Deferred tax liabilities	(127)	(127)	(509)
Stock based compensation	1,429	2,137	7,363
Loss from disposal of long-term assets	102	27	397
Other	(50)	(10)	158
Decrease (increase) in accounts receivable – trade	2,820	1,246	(4,544)
Decrease (increase) in accounts receivable – other	1,355	651	(968)
Decrease (increase) in prepaid expenses	(852)	(721)	212
Decrease (increase) in advances to suppliers	(172)	68	(766)
Increase in inventories	(472)	(1,884)	(3,145)
Increase (decrease) in accounts payable	(4,595)	(5,312)	1,433
Increase (decrease) in deferred income	12	64	(267)
Net cash provided by (used in) operating activities	674	(1,124)	19,929

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(1,480)	(7,299)	(10,551)
Other long term assets, net	(599)	(28)	(39)
Change in short-term deposit, net	20,617	9,144	(20,176)
Proceeds from sales and maturity of marketable securities	2,000	4,900	11,141
Investments in marketable securities	(12,322)	(13,148)	(16,910)
Net cash provided by (used in) investing activities	8,216	(6,431)	(36,535)

Cash flows from financing activities:
Principal payments on capital lease obligation	(41)	(41)	(168)
Proceeds from the issuance of Ordinary Shares	1,337	1,849	6,585
Purchase of shares from a non-controlling shareholder in a subsidiary	(658)	-	-
Net cash provided by financing activities	638	1,808	6,417

Effect of exchange rate changes on cash and cash equivalents	46	50	(145)

Increase (decrease) in cash and cash equivalents	9,574	(5,697)	(10,334)
Cash and cash equivalents at beginning of period	24,285	34,619	34,619

Cash and cash equivalents at end of period	$33,859	$28,922	$24,285

Supplementary cash flow information
Income taxes paid	$122	$50	$2,179